Exhibit 99.1

November 26, 2013

Masami Yaguchi Named UBIC, Inc. Chief Financial Officer and Chief Administrative Officer

Former CFO and CAO, Seitaro Ishii, Transitions to Senior Strategic Advisor

TOKYO, Nov. 26, 2013 — UBIC, Inc. (Nasdaq: UBIC) (TSE:2158), a leading provider of Asian-language eDiscovery solutions and services, today announced that Masami Yaguchi, currently the company’s Controller, will assume the joint position of Chief Financial Officer (CFO) and Chief Administrative Officer (CAO), effective Dec. 1.

Mr. Yaguchi replaces Seitaro Ishii as CFO and CAO who, after assisting in expanding the company’s presence in Asia, North America and Europe and helping to guide it through a successful listing on the Nasdaq Stock Market, will decrease his day-to-day responsibilities to spend more time with his family.  A member of UBIC’s senior management team since he joined the company in 2010, Mr. Ishii will continue as a strategic advisor to Chief Executive Officer Masahiro Morimoto and Mr. Yaguchi. He will also remain a member of the board of directors of UBIC’s North American subsidiary.

“It has been my pleasure to work closely with Sam Ishii over the past four years. His leadership and experience were invaluable as the company grew its business and technology, and expanded its presence around the globe,” Mr. Morimoto said. “I am grateful for his help and I am happy Sam will continue as a strategic advisor to me and the senior management team at UBIC.

“UBIC’s new CFO and CAO, Masami Yaguchi, is a talented financial professional. He has demonstrated tremendous capability as Corporate Controller working with our management team over the past year,” Mr. Morimoto said. “His talent, his accomplishments and his familiarity with UBIC make Yaguchi-san a natural choice to succeed Sam Ishii in these key senior management roles.”

Prior to joining UBIC in December, 2012, Masami Yaguchi, 52, served in a variety of management positions in finance and administration including CFO and CAO of a start-up company Springsoft, Inc.; and Finance and Accounting Director for CMA CGM Japan , a world leader in container shipping. He has also worked in various finance roles including operations controller and treasury and tax for Applied Materials Japan, one of the world’s top semiconductor equipment companies.

About UBIC

UBIC, Inc. (TSE: 2158; NASDAQ: UBIC) is a leading provider of Asian-language eDiscovery, forensic solutions and services. UBIC has extensive eDiscovery and forensic experience and expertise with information documented in Japanese, Korean, Chinese as well as English languages, and applies its expertise in connection with cross-border litigation, administrative proceedings and internal investigations, including those related to anti-trust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations.

UBIC serves its clients from offices in Japan, the United States, South Korea, Taiwan, Hong Kong and the United Kingdom. UBIC’s proprietary technology platform, Lit i View™, version 6.7, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. UBIC also recently launched its flexible and customizable Legal Cloud™ service to address the problem of rising costs associated with the growth and dispersion of data volumes across the globe, along with prolonged investigations and litigations.

With flexible, customizable end-to-end solutions and services covering the entire electronic discovery reference model (EDRM) life-cycle for corporate litigation strategy and crisis management, UBIC has assisted clients in more than 310 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations and more than 700 corporate investigations in Japan, South Korea, China, Taiwan and Singapore. Assisted by highly experienced litigation attorneys, UBIC provides a range of services facilitating fact discovery, patent management, security, internal audit and regulatory compliance that can provide a significant cost savings to its clients.

For more information about UBIC, contact info@ubicna.com or visit http://www.ubicna.com

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as UBIC’s strategic and operational plans, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Dan Charnas

Tel: +1 646-308-1561

Email: ir@ubicna.com

ICR, Inc.

Jeremy Peruski

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC